                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              The Brazil Fund, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    105759104
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                              203-205 Brompton Road
                                 London SW3 1LA

                                +44 20 7823 7044


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 25, 2004
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 7 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 105759104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Carrousel Fund Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b)[ ]


--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 484,600
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              484,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         484,600

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.98%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*

--------------------------------------------------------------------------------
* Not registered under the Investment Company Act of 1940



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                                                               Page 3 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         The Carrousel Fund II Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b)[ ]


--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 485,400
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              485,400
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         485,400

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.99%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*

--------------------------------------------------------------------------------
* Not registered under the Investment Company Act of 1940

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                                                               Page 4 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carrousel Capital Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b) [ ]


--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY               970,185
         EACH           --------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON WITH              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              970,185
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         970,185

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.97%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IA*

--------------------------------------------------------------------------------
* Not registered under the Investment Advisers Act of 1940.


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                                                               Page 5 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bruno Sangle-Ferriere
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]  (b) [ ]


--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         France

--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 970,185
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              970,185
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         970,185

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.97%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

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                                                               Page 6 of 7 Pages


         This Amendment No. 2 to the Statement on Schedule 13D amends Items 2 and 4 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 5, 2004 and amended by Amendment No. 1 filed with the Securities and Exchange Commission on May 7, 2004 by The Carrousel Fund Ltd. ("Carrousel Fund I"), The Carrousel Fund II Limited ("Carrousel Fund II"), Carrousel Capital Ltd. ("Carrousel"), and Bruno Sangle-Ferriere ("Sangle-Ferriere" and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the "Reporting Persons") with respect to the shares of common stock, $0.01 par value per share (the "Common Stock"), of The Brazil Fund, Inc., a Maryland corporation (the "Fund").

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended by deleting the second paragraph thereof in its entirety and replacing it with the following:

Carrousel Fund I is an investment company organized under the laws of the Cayman Islands created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment activities. The shares of Carrousel Fund I are listed on The Irish Stock Exchange. The address of Carrousel Fund I's principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

         As noted in Amendment No. 1 to this Schedule 13D, the Fund rejected Carrousel Fund I's proposal to nominate three persons for election to the Fund's Board of Directors (the "Board"). The Reporting Persons have determined not to solicit proxies in favor of its nominees at the Fund's upcoming annual meeting scheduled for July 7, 2004. However, the Reporting Persons intend to solicit proxies to vote to withhold authority for the election of the Fund's nominees to the Board (i.e., Vincent J. Esposito, Ronaldo A. da Frota Nogueira and Susan Kaufman Purcell). The Reporting Persons believe that such a vote will send the Board a strong message that its actions to date have been ineffectual at best in maximizing stockholder value, and that the Board's continuation in office should be evaluated in light of its failure to offer the stockholders any effective way to maximize stockholder value.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Fund, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Fund or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

         Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).



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                                                               Page 7 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             THE CARROUSEL FUND LTD.


                                             By: /s/ Bruno Sangle-Ferriere
                                                 -------------------------------
                                                 Name:   Bruno Sangle-Ferriere
                                                 Title:  Attorney-in-fact


                                             THE CARROUSEL FUND II LIMITED


                                             By: /s/ Bruno Sangle-Ferriere
                                                 -------------------------------
                                                 Name:   Bruno Sangle-Ferriere
                                                 Title:  Attorney-in-fact

                                             CARROUSEL CAPITAL LTD.



                                             By: /s/ Bruno Sangle-Ferriere
                                                 -------------------------------
                                                 Name:   Bruno Sangle-Ferriere
                                                 Title:  Director


                                                 /s/ Bruno Sangle-Ferriere
                                                 -------------------------------
                                                 Bruno Sangle-Ferriere